FILED PURSUANT TO RULE 424 (B) (3) REGISTRATION NO: 333-101463

WELLS REAL ESTATE FUND XIV, L.P.

SUPPLEMENT NO. 4 DATED NOVEMBER 10, 2003 TO THE PROSPECTUS

DATED MAY 14, 2003

This document supplements, and should be read in conjunction with, the prospectus of Wells Real Estate Fund XIV, L.P. dated May 14, 2003, as supplemented and amended by Supplement No. 1 dated June 15, 2003 and Supplement No. 3 dated September 10, 2003, which includes the information in and supersedes Supplement No. 2 dated August 27, 2003. When we refer to the “prospectus” in this supplement, we are also referring to any and all supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	The status of the offering of units of limited partnership interest in Wells Real Estate Fund XIV, L.P. (Wells Fund XIV);

(2)	Acquisition of an interest in two one-story office buildings in Orlando, Florida (Siemens Orlando Buildings);

(3)	Description of a legal proceeding involving Wells Investment Securities, Inc., our dealer manager;

(4)	Revisions to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus;

(5)	Revisions to the “Management – The General Partners” section of the prospectus describing the addition of Ron D. Ford and Donald A. Miller as newly appointed Senior Vice Presidents of Wells Capital, Inc., one of our general partners;

(6)	Revisions to the “Management – Affiliated Companies – Dealer Manager” section of the prospectus describing the election of Philip M. Taylor, Douglas P. Williams and Randall D. Fretz as officers and directors of Wells Investment Securities, Inc., our dealer manager;

(7)	Unaudited financial statements of Wells Fund XIV for the period ended September 30, 2003; and

(8)	Statements of Revenues Over Certain Operating Expenses for the recently acquired Siemens Orlando Buildings; and

(9)	Unaudited pro forma financial statements of Wells Fund XIV reflecting the acquisition of the Siemens Orlando Buildings.

Status of the Offering

Pursuant to the prospectus, we commenced our offering of units in Wells Fund XIV on May 14, 2003. Wells Fund XIV began operations on July 24, 2003, upon the acceptance of subscriptions for the minimum offering of $1,250,000 (125,000 units). As of November 5, 2003, Wells Fund XIV had raised a total of $13,240,260 in offering proceeds (1,324,026 units), comprised of $7,865,796 from the sale of 786,580 cash preferred units and $5,374,464 from the sale of 537,446 tax preferred units.

Siemens Orlando Buildings

On October 30, 2003, Fund XIII and Fund XIV Associates (Joint Venture), a joint venture partnership between Wells Fund XIV and Wells Real Estate Fund XIII, L.P. (Wells Fund XIII), purchased two one-story office buildings on an approximately 7.5-acre tract of land located at 3500 and 3626 Quadrangle Boulevard in Orlando, Florida from NBS Orlando Quad 14, L.L.C. (NBS) for a purchase price of $11,650,000, exclusive of closing costs. Wells Fund XIII is a public limited partnership affiliated with Wells Fund XIV through common general partners. NBS is not in any way affiliated with the Joint Venture, Wells Fund XIV or its general partners.

Wells Fund XIV contributed approximately $5,855,000 and Wells Fund XIII contributed approximately $5,855,000 to the Joint Venture for their respective shares of the acquisition costs for the Siemens Orlando Buildings. Subsequent to the acquisition of the Siemens Orlando Buildings, Wells Fund XIV held an equity percentage interest in the Joint Venture of 50%, and Wells Fund XIII held an equity percentage interest in the Joint Venture of 50%.

The Siemens Orlando Buildings, which were completed in 2002, contain approximately 82,000 aggregate rentable square feet and are leased under net leases (i.e., operating costs and maintenance costs are paid by the tenants) to Siemens Shared Services LLC (approximately 63%); Rinker Materials of Florida, Inc. (approximately 16%); Cape Canaveral Tour & Travel, Inc. (approximately 12%); and Best Buy Stores, L.P. (approximately 9%).

Siemens Shared Services LLC (Siemens) occupies approximately 52,000 rentable square feet of the Siemens Orlando Buildings (the entire 3500 Quadrangle Boulevard building). Siemens, a subsidiary of Siemens AG, provides accounting and human resources services to the operating subsidiaries of Siemens AG, including Siemens Corporation, the guarantor of the Siemens lease which conducts the American operations for Siemens AG. Siemens has its corporate headquarters in Iselin, New Jersey. Siemens AG is a worldwide electronics and electrical engineering company with corporate headquarters in Munich, Germany.

The Siemens lease commenced in 2002 and expires in 2009. The current annual base rent payable under the Siemens lease is approximately $695,000. Siemens has the right, at its option, to extend the initial term of its lease for two additional three-year periods at 95% of the then-current market rental rate. Siemens has an option to lease additional space in the Siemens Orlando Buildings upon such space becoming available and subject to first refusal rights of other tenants of the Siemens Orlando Buildings. In addition, Siemens has the right to terminate up to 25,000 rentable square feet of the Siemens lease in 2007 by paying a termination fee equal to $7.47 per rentable square foot terminated.

Rinker Materials of Florida, Inc. (Rinker) occupies approximately 13,000 rentable square feet of the Siemens Orlando Buildings. Rinker is a privately held concrete company with corporate headquarters in West Palm Beach, Florida. Rinker provides construction and building materials in Florida, Georgia and South Carolina, including cement, aggregate, brick, glass block, reinforcing steel, construction chemicals, drywall, and fireplaces. Rinker is a wholly owned subsidiary of Rinker Group Limited (Rinker Group), an Australian company with corporate headquarters in Chatswood, Australia. Rinker Group is a worldwide heavy building materials corporation. The Rinker lease commenced in 2003 and expires in 2013. The current annual base rent payable under the Rinker lease is approximately $170,000. Rinker has the right, at its option, to extend the initial term of its lease for two additional five-year periods at the then-current market rental rate. In addition, Rinker has a right of first refusal to lease additional space in the Siemens Orlando Buildings upon such space becoming available.

Cape Canaveral Tour and Travel, Inc. (Cape Canaveral) occupies approximately 10,000 rentable square feet of the Siemens Orlando Buildings under two separate leases. Cape Canaveral is a subsidiary of Kosmas Group International, Inc. (Kosmas), the guarantor of the Cape Canaveral leases. Kosmas is a vacation ownership company with corporate headquarters in New Smyrna Beach, Florida. Kosmas provides timeshare ownership of ten resorts in New Smyrna Beach, two in Kissimmee, and one in Key West, Florida. The Cape Canaveral leases, which commenced in 2002 and 2003, respectively, expire in 2007. The current annual base rent payable under the Cape Canaveral leases is approximately $142,000. Cape Canaveral has the right, at its option, to extend the initial term of its leases for two additional five-year periods at the then-current market rental rate.

Best Buy Stores, L.P. (Best Buy) occupies approximately 7,000 rentable square feet of the Siemens Orlando Buildings. Best Buy is a wholly owned subsidiary of Best Buy Co., Inc. (Best Buy Co.). Best Buy Co. is a retailer of consumer electronics, personal computers, entertainment software and appliances in North America. Best Buy Co., whose shares are publicly traded on the New York Stock Exchange, has its corporate headquarters located in Minneapolis, Minnesota. The Best Buy lease commenced in 2001 and expires in 2006. The current annual base rent payable under the Best Buy lease is approximately $102,000. Best Buy has the right, at its option, to extend the initial term of its lease for two additional five-year periods at 95% of the then-current market rental rate.

The Joint Venture, as landlord, is responsible for the maintenance and repair of the roof, plumbing, electrical, heating and air conditioning, exterior walls, doors, windows, corridors and other common areas of the Siemens Orlando Buildings.

Wells Management Company, Inc. (Wells Management), an affiliate of Wells Fund XIV and its general partners, will manage the Siemens Orlando Buildings on behalf of the Joint Venture and will be paid management and leasing fees in the amount of 4.5% of the gross revenues from the Siemens Orlando Buildings.

Legal Proceedings

On October 9, 2003, Stephen L. Flood, the Luzerne County Controller, and the Luzerne County Retirement Board (Luzerne Board) on behalf of the Luzerne County Employee Retirement System (Plan) filed a lawsuit in the U.S. District Court, Middle District of Pennsylvania, against 26 separate defendants including the Wells Real Estate Investment Trust, Inc. (Wells REIT); Wells Investment Securities, Inc., our dealer manager; and Wells Real Estate Funds, Inc., the parent company of both Wells Capital, Inc. (Wells Capital), one of our general partners, and Wells Investment Securities, Inc. (Wells Defendants).

The complaint alleges, among other things, (1) that certain former members of the Luzerne Board named as defendants invested $10 million in Wells REIT on behalf of the Plan; (2) that such former members of the Luzerne Board breached their fiduciary duties to the Plan, by among other things, permitting the investment of the Plan’s funds in investments not suitable for the Plan because they were long-term illiquid investments, permitting the Plan to pay excessive fees and commissions to co-defendants, and accepting political contributions in exchange for awarding advisory and management agreements; (3) that the Wells Defendants and others knew or should have known that the investment, and the fees and commissions associated with the investment, were not proper for the Plan because the investment was a long-term illiquid investment; (4) that the Wells Defendants and others knew or should have known that certain Luzerne Board members and certain investment advisers and managers were breaching their fiduciary duties to the Plan; (5) that the defendants engaged in and conspired to engage in an improper scheme to intentionally defraud the Plan; and (6) that the investment was not approved by a majority of the Luzerne Board at a public meeting and, consequently, was an inappropriate and void action.

The Plan is seeking damages of not less than $25 million, treble damages and punitive damages from all defendants on a joint and several liability basis. The general partners believe that this lawsuit is without merit with respect to the Wells Defendants.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section beginning on page 86 of the prospectus. The following discussion and analysis should also be read in conjunction with our accompanying financial statements and notes thereto.

Forward-Looking Statements

This supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934, including discussion and analysis of the financial condition of the Partnership, anticipated capital expenditures required to complete certain projects, amounts of cash distributions anticipated to be distributed to limited partners in the future, and certain other matters. Readers of this supplement should be aware that there are various factors that may cause actual results to differ materially from any forward-looking statements made in this supplement, including the potential inability of the General Partners to locate suitable real estate investments on a timely basis, increases in the purchase price for the types of properties we will acquire resulting from an increased demand for properties having creditworthy tenants, construction costs which may exceed estimates, construction delays, lease-up risks, inability to obtain new tenants upon the expiration of existing leases, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flows or sales proceeds.

Results of Operations

Gross Revenues

Our gross revenues were $3,315 for the three months and nine months ended September 30, 2003, and primarily comprised of interest income earned on investor proceeds, as we did not own any interest in real properties during the periods presented.

Expenses

Our expenses were $8,204 for the three months and nine months ended September 30, 2003, and primarily comprised of administrative costs. We commenced active operations on July 24, 2003 upon receiving and accepting subscriptions for 125,000 units.

Liquidity and Capital Resources

Cash Flows From Operating Activities

Net cash flows from operating activities were $(2,154) for the three months and nine months ended September 30, 2003, and primarily attributable to our administration costs and legal and accounting fees further described above.

Cash Flows From Investing Activities

Net cash flows from investing activities were $(225,673) for the three months and nine months ended September 30, 2003, and primarily comprised of acquisition and advisory fees and acquisition expense reimbursements paid to Wells Capital in connection with identifying and acquiring real estate during 2003.

Cash Flows From Financing Activities

Net cash flows provided by financing activities were $8,591,184 for the period ended September 30, 2003, and primarily consisted of limited partner contributions, partially offset by the payment of related selling commissions and offering cost reimbursements.

Distributions

We made no distributions to our limited partners or our general partners for the three months or nine months ended September 30, 2003.

Capital Resources

Wells Fund XIV is an investment vehicle formed for the purpose of acquiring, owning, and operating income-producing real properties. Accordingly, we intend to invest all investor proceeds into investment properties.

Related Party Transactions and Agreements

We have entered into agreements with Wells Capital, one of our general partners, and its affiliates pursuant to the terms of the prospectus, whereby we pay certain fees and reimbursements to Wells Capital (e.g., dealer-manager fees, Acquisition and Advisory fees, reimbursements for Acquisition Expenses, reimbursements for Organizational and Offering Expenses, etc.) and property management and leasing fees to Wells Management.

Application of Critical Accounting Policies

Our accounting policies are established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions are different, it is possible that different accounting policies would be applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

Below is a discussion of the accounting policies that we believe are critical in that they require complex judgment in their application or require estimates about matters that are inherently uncertain.

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of assets to determine the appropriate useful lives. These assessments have a direct impact on net income. We expect that the estimated useful lives of our assets by class will be as follows:

Building	25 years
Building improvements	10-25 years
Land improvements	20-25 years
Tenant improvements and intangible lease assets	Lease term

In the event that we use inappropriate useful lives or methods for depreciation, our net income could be misstated.

Valuation of Real Estate Assets

We monitor events and changes in circumstances that could indicate that the carrying amounts of real estate assets which we acquire, either directly or through investments in Joint Ventures, may not be recoverable. When indicators of potential impairment are present which indicate that the carrying amounts of real estate assets may not be recoverable, we will assess the recoverability of the real estate assets by determining whether the carrying value of the real estate assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the real estate assets to the fair value and recognize an impairment loss.

Projections of expected future cash flows will require management to estimate future market rental income amounts subsequent to the expiration of lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease a property, and the number of years a property is held for investment. The use of inappropriate assumptions in the future cash flow analysis would result in an incorrect assessment of a property’s future cash flows and fair value, and could result in the overstatement of the carrying value of our real estate assets and our net income.

Allocation of Purchase Price of Acquired Assets

On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 141 “Business Combinations” (“FAS 141”), and Statement of Financial Accounting Standards No. 142 “Goodwill and Intangibles” (“FAS 142”). These standards govern business combinations, asset acquisitions and the accounting for acquired intangibles.

Upon the acquisition of real properties, it is our policy to allocate the purchase price of properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, and the value of in-place leases, based in each case on their fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on our determination of the relative fair value of these assets. We determine the as-if vacant fair value of a property using methods similar to those used by independent appraisers. We consider the following factors in performing these analyses including an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand. We estimate costs to execute similar leases including leasing commissions and other related costs.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using an interest rate which will reflect the risks associated with the leases acquired) of the difference between (i) the contractual amounts that are paid pursuant to the in-place leases and (ii) our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are amortized as an adjustment to rental income over the remaining terms of the respective leases.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on our consideration of current market costs to execute a similar lease. These direct costs are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Customer relationships are valued based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. These lease intangibles are amortized to rental income over the remaining terms of the respective leases.

Estimates of the fair values of the tangible and intangible assets require us to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods and the number of years the property is held for investment. The use of inappropriate estimates could result in an incorrect assessment of our purchase price allocations which could impact the amount of our reported net income.

Subsequent Events

Property Acquisition

On October 30, 2003, Fund XIII and Fund XIV Associates acquired the Siemens Orlando Buildings, two single-story office buildings containing approximately 82,000 rentable square feet and located within a 34-acre business park in Orlando, Florida, from an unrelated third party for approximately $11,709,000, including acquisition costs of approximately $59,000. Following the acquisition of the Siemens Orlando Buildings, Wells Fund XIV had contributed approximately $5,855,000 and held an approximate 50% equity interest in the Fund XIII and Fund XIV Associates.

Sale of Limited Partnership Units

From October 1, 2003 through November 5, 2003, we had raised approximately $3,645,610 through the issuance of approximately 310,056 Cash Preferred Units and 54,505 Tax Preferred Units. As of November 5, 2003, we had raised a total of $13,240,260 in offering proceeds (1,324,026 units), comprised of $7,865,796 from the sale of 786,580 cash preferred units and $5,374,464 from the sale of 537,446 tax preferred units.

Management

The General Partners

The following information should be read in conjunction with the “Management – The General Partners” section beginning on page 44 of the prospectus to include background information on Ron D. Ford, Ph.D. and Donald A. Miller as newly appointed Senior Vice Presidents of Wells Capital.

Ron D. Ford, Ph.D. is a Senior Vice President of Wells Capital. Mr. Ford is responsible for all of the finance, risk management, accounting and reporting activities of Wells Capital. Prior to joining Wells in 2003, Mr. Ford was Chief Executive Officer at Media Arts Group, Inc. during 2002. From 1998 to 2001, he was Chief Financial Officer and then President of OneCoast Network, Inc., a sales and marketing company in the wholesale gift segment of consumer goods. From 1995 to 1998, Mr. Ford was with Curtis 1000, a supplier of office business products, as Chief Financial Officer/Chief Information Officer. Mr. Ford has more than 20 years of experience in senior management. He has extensive experience in sales, operations, financial management, information technology and organizational development. Mr. Ford received his undergraduate degree in Business Administration with a magna cum laude from the University of Tennessee. He completed his M.B.A. at Vanderbilt University and earned a doctorate in executive management from the Weatherhead School of Management at Case Western Reserve University. Mr. Ford is a certified public accountant.

Donald A. Miller is a Senior Vice President of Wells Capital. Mr. Miller is responsible for directing the efforts of our advisor’s acquisitions, dispositions, property management, construction and leasing groups. Mr. Miller joined Wells in August 2003 and has more than 16 years of experience in the real estate industry. He is the former Head of Real Estate Operations for Lend Lease Corporation Limited, which he joined in 1994. Prior to his role as the Head of Real Estate Operations, Mr. Miller ran Lend Lease’s Midwest Region and Hotel Investment Group. Prior to joining Lend Lease, Mr. Miller worked at Prentiss Properties Realty Advisors, Inc. and in pension investment management at Delta Air Lines, Inc.

Affiliated Companies

Dealer Manager

The information contained in the third paragraph in the “Management – Affiliated Companies – Dealer Manager” section of the prospectus is revised as of the date of this supplement by the deletion of that paragraph in its entirety and the insertion of the following paragraphs in lieu thereof:

Wells Real Estate Funds, Inc. is the sole shareholder of Wells Investment Securities. The directors and executive officers of Wells Investment Securities are as follows:

Name	Age	Positions
Philip M. Taylor	60	President and Director
Douglas P. Williams	52	Vice President, CFO, Treasurer and Director
Randall D. Fretz	50	Director

The backgrounds of Mr. Williams and Mr. Fretz are described in the “Management—The General Partners” section on pages 45 and 46 of the prospectus.

Philip M. Taylor is President and a director of Wells Investment Securities, Inc. Mr. Taylor joined Wells in March 2001 and supervises and directs the national sales effort. Prior to joining Wells, Mr. Taylor was Vice President, Sales and Project Operations for Atlantech International, Inc. from 1991 to 2000. During a 21-year tenure with Ingersoll-Rand Company Limited, Mr. Taylor held progressively more responsible positions in sales, marketing and management. He also served for five years as an Army Officer. Mr. Taylor holds NASD Series 7, 24 and 63 licenses. Mr. Taylor earned a Bachelor’s degree in Industrial Management from East Tennessee State University and a Masters of Business Administration in Finance/Management from the University of Oregon.

Financial Statements

Audited Financial Statements

The statement of revenues over certain operating expenses of the Siemens Orlando Buildings for the year ended December 31, 2002, which is included in this supplement, has been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Unaudited Financial Statements

The financial statements of Wells Fund XIV, as of September 30, 2003, and for the three month and nine month periods ended September 30, 2003, which are included in this supplement, have not been audited.

The statements of revenues over certain operating expenses of the Siemens Orlando Buildings for the September 30, 2003, which are included in this supplement, have not been audited.

The pro forma balance sheet of Wells Fund XIV, as of September 30, 2003, and the pro forma statement of income (loss) for the period from May 14, 2003 through September 30, 2003, which are included in this supplement, have not been audited.

WELLS REAL ESTATE FUND XIV, L.P.

WELLS REAL ESTATE FUND XIV, L.P.

                                                                       (A Georgia Public Limited Partnership)

WELLS REAL ESTATE FUND XIV, L.P.

BALANCE SHEETS

	(unaudited) September 30, 2003	December 31, 2002
ASSETS:
Cash and cash equivalents	$8,363,918	$561
Deferred project costs	335,813	0
Investment in Joint Venture	87	0

Total assets	$8,699,818	$561

LIABILITIES AND PARTNERS’ CAPITAL:
Liabilities:
Due to affiliates	$204,731	$0
Commissions payable	101,475	0
Accounts payable	2,722	0

Total liabilities	308,928	0

Partners’ capital:
Limited partners:
Original	0	100
Cash Preferred – 476,524 units and 0 units outstanding as of September 30, 2003 and December 31, 2002, respectively	4,169,584	0
Tax Preferred – 482,941 units and 0 units outstanding as of September 30, 2003 and December 31, 2002, respectively	4,220,894	0
General partners	412	461

Total partners’ capital	8,390,890	561

Total liabilities and partners’ capital	$8,699,818	$561

See accompanying notes

WELLS REAL ESTATE FUND XIV, L.P.

                                                                       (A Georgia Public Limited Partnership)

WELLS REAL ESTATE FUND XIV, L.P.

STATEMENTS OF LOSS

	(unaudited)
	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003
REVENUES: Interest income	$3,328	$3,328
Equity in loss of Joint Venture	(13)	(13)

	3,315	3,315

EXPENSES:
Partnership administration	6,126	6,126
Legal and accounting	2,078	2,078

	8,204	8,204

NET LOSS	$(4,889)	$(4,889)

NET INCOME ALLOCATED TO CASH PREFERRED LIMITED PARTNERS	$0	$0

NET LOSS ALLOCATED TO TAX PREFERRED LIMITED PARTNERS	$(4,840)	$(4,840)

NET LOSS ALLOCATED TO GENERAL PARTNERS	$(49)	$(49)

NET INCOME PER WEIGHTED-AVERAGE CASH PREFERRED LIMITED PARTNER UNIT	$0.00	$0.00

NET LOSS PER WEIGHTED-AVERAGE TAX PREFERRED LIMITED PARTNER UNIT	$(0.01)	$(0.02)

CASH DISTRIBUTIONS PER WEIGHTED AVERAGE CASH PREFERRED LIMITED PARTNER UNIT	$0.00	$0.00

WEIGHTED AVERAGE LIMITED PARTNER UNITS OUTSTANDING:

CASH PREFERRED LIMITED PARTNER UNIT	121,730	79,994

TAX PREFERRED LIMITED PARTNER UNIT	343,730	225,879

See accompanying notes

WELLS REAL ESTATE FUND XIV, L.P.

                                                                       (A Georgia Public Limited Partnership)

WELLS REAL ESTATE FUND XIV, L.P.

STATEMENTS OF PARTNERS’ CAPITAL

		Limited Partners
		Cash Preferred		Tax Preferred		General	Total Partners’
	Original	Units	Amounts	Units	Amounts	Partners	Capital
BALANCE, (inception) October 25, 2002	$0	0	$0	0	$0	$0	$0
General partner contributions	0	0	0	0	0	500	500
Limited partner contributions	100	0	0	0	0	0	100
Net loss	0	0	0	0	0	(39)	(39)

BALANCE, December 31, 2002	100	0	$0	0	$0	$461	$561

Limited partner contributions	0	476,524	4,765,239	482,941	4,829,410	0	9,594,649
Net loss	0	0	0	0	(4,840)	(49)	(4,889)
Return of original partner contributions	(100)	0	0	0	0	0	(100)
Sales commissions and discounts	0	0	(452,698)	0	(458,794)	0	(911,492)
Offering costs	0	0	(142,957)	0	(144,882)	0	(287,839)

BALANCE, September 30, 2003 (unaudited)	$0	476,524	$4,169,584	482,941	$4,220,894	$412	$8,390,890

See accompanying notes

WELLS REAL ESTATE FUND XIV, L.P.

                                                                       (A Georgia Public Limited Partnership)

WELLS REAL ESTATE FUND XIV, L.P.

STATEMENT OF CASH FLOWS

(unaudited) Nine Months Ended September 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,889)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in loss of Joint Venture	13
Changes in assets and liabilities:
Accounts payable	2,722

Net cash used in operating activities	(2,154)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in Joint Venture	(100)
Deferred project costs paid	(225,573)

Net cash used in investing activities	(225,673)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contribution from limited partners	9,501,694
Return of original partner contribution	(100)
Sales commissions and discounts paid	(717,062)
Offering costs paid	(193,348)

Net cash provided by financing activities	8,591,184

NET INCREASE IN CASH AND CASH EQUIVALENTS	8,363,357

CASH AND CASH EQUIVALENTS, beginning of period	561

CASH AND CASH EQUIVALENTS, end of period	$8,363,918

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
Deferred project costs due to affiliate	$110,240

Discounts applied to limited partner contributions	$92,955

Accrued sales commissions	$101,475

Accrued offering costs	$94,491

See accompanying notes

WELLS REAL ESTATE FUND XIV, L.P.

                                                                       (A Georgia Public Limited Partnership)

WELLS REAL ESTATE FUND XIV, L.P.

CONDENSED NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 (unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Business

Wells Real Estate Fund XIV, L.P. (the “Partnership”) is a public limited partnership organized on October 25, 2002 under the laws of the State of Georgia. The general partners are Leo F. Wells, III and Wells Capital, Inc. (“Wells Capital”) (the “General Partners”). Upon subscription for units, each limited partner must elect whether to have his/her units treated as Cash Preferred Units or Tax Preferred Units. Thereafter, limited partners have the right to change their prior elections to have some or all of their units treated as Cash Preferred Units or Tax Preferred Units one time during each quarterly accounting period. Limited partners may vote to, among other things: (a) amend the partnership agreement, subject to certain limitations; (b) change the business purpose or investment objectives of the Partnership; (c) remove a general partner; (d) elect a new general partner; (e) dissolve the Partnership; and (f) approve the sale of assets, subject to certain limitations. Each limited partnership unit has equal voting rights, regardless of class.

On May 14, 2003, the Partnership commenced a public offering of up to $45,000,000 of limited partnership units ($10.00 per unit) pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933. The Partnership commenced active operations on July 24, 2003, upon receiving and accepting subscriptions for 125,000 units. As of September 30, 2003, the Partnership has sold 476,524 Cash Preferred Units and 482,941 Tax Preferred Units, net of conversions, for total Limited Partner Capital Contributions of $9,594,649.

The Partnership was formed to acquire and operate commercial real estate properties, including properties which are either to be developed, are currently under development or construction, are newly constructed, or have operating histories; however, the Partnership did not own interests in any real properties as of September 30, 2003. During the periods presented, the Partnership owned interests in the joint venture described below:

Joint Venture	Joint Venture Partners	Properties
Fund XIII and Fund XIV Associates (“Fund XIII-XIV Associates,” or the “Joint Venture”)	• Wells Real Estate Fund XIII, L.P. • Wells Real Estate Fund XIV, L.P.	On August 20, 2003 the Partnership and Wells Real Estate Fund XIII, L.P. (“Wells Fund XIII”) entered into a joint venture agreement known as Fund XIII-XIV Associates for the acquisition of real properties. The investment objectives of Wells Fund XIII are substantially identical to those of the Partnership; however, as of September 30, 2003, no properties had yet been acquired by Fund XIII-XIV Associates.

(b) Basis of Presentation

The financial statements of the Partnership have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and in accordance with such rules and regulations, do not include all of the information and footnotes required by accounting principles generally accepted in the United States (“GAAP”) for complete financial statements. The quarterly statements included herein have not been

WELLS REAL ESTATE FUND XIV, L.P.

                                                                       (A Georgia Public Limited Partnership)

examined by independent auditors. In the opinion of the General Partners, the statements for the unaudited interim periods presented include all adjustments that are necessary to fairly present the information for these periods.

(c) Allocations of Net Income, Net Loss, and Gain on Sale

For the purpose of determining allocations per the partnership agreement, net income is defined as net income recognized by the Partnership, excluding deductions for depreciation and amortization. Net income, as defined, of the Partnership will be allocated each year in the same proportion that net cash from operations is distributed to the limited partners holding Cash Preferred Units and the General Partners. To the extent the Partnership’s net income in any year exceeds net cash from operations, it will be allocated 99% to the limited partners and 1% to the General Partners.

Net loss, depreciation, and amortization deductions for each fiscal year will be allocated as follows: (a) 99% to the limited partners holding Tax Preferred Units and 1% to the General Partners until their capital accounts are reduced to zero; (b) then to any partner having a positive balance in his/her capital account in an amount not to exceed such positive balance; and (c) thereafter to the General Partners.

Gains on the sale or exchange of the Partnership’s properties will be allocated generally in the same manner that the net proceeds from such sale are distributed to partners after the following allocations are made, if applicable: (a) allocations made pursuant to the qualified income offset provisions of the partnership agreement; (b) allocations to partners having negative capital accounts until all negative capital accounts have been restored to zero; and (c) allocations to limited partners holding Tax Preferred Units in amounts equal to the deductions for depreciation and amortization previously allocated to them with respect to the specific partnership property sold, but not in excess of the amount of gain on sale recognized by the Partnership with respect to the sale of such property.

(d) Distribution of Net Cash From Operations

Cash available for distribution, as defined by the partnership agreement, is distributed quarterly to the partners as follows:

•	First, to all Cash Preferred limited partners until such limited partners have received distributions equal to a 10% per annum return on their respective Net Capital Contributions, as defined.

•	Second, to the General Partners until the General Partners receive distributions equal to 10% of the total cumulative distributions paid by the Partnership to date.

•	Third, to the Cash Preferred limited partners and the General Partners allocated on a basis of 90% and 10%, respectively.

No distributions of net cash flow from operations will be made to the limited partners holding Tax Preferred Units.

(e) Distribution of Sale Proceeds

Upon the sale of properties, the net sale proceeds will be distributed in the following order:

•	In the event that the particular property sold is sold for a price less than the original property purchase price, to the limited partners holding Cash Preferred Units until they receive an amount equal to the excess of the original property purchase price over the price for which the property was sold, limited to the amount of depreciation deductions taken by the limited partners holding Tax Preferred Units with respect to such property.

WELLS REAL ESTATE FUND XIV, L.P.

                                                                       (A Georgia Public Limited Partnership)

•	To limited partners holding units which at any time have been treated as Tax Preferred Units until they receive an amount necessary to equal the cash available for distribution received by the limited partners holding Cash Preferred Units on a per-unit basis

•	To limited partners on a per-unit basis until each limited partner has received 100% of his/her Net Capital Contributions, as defined

•	To all limited partners on a per-unit basis until they receive a cumulative 10% per annum return on their Net Capital Contributions, as defined

•	To limited partners on a per-unit basis until they receive an amount equal to their Preferential Limited Partner Return (defined as the sum of a 10% per annum cumulative return on Net Capital Contributions for all periods during which the units were treated as Cash Preferred Units and a 15% per annum cumulative return on Net Capital Contributions for all periods during which the units were treated as Tax Preferred Units)

•	To the General Partners until they have received 100% of their Capital Contributions, as defined

•	Then, if limited partners have received any Excess Limited Partner Distributions (defined as distributions to limited partners over the life of their investment in the Partnership in excess of their Net Capital Contributions, as defined, plus their Preferential Limited Partner Return), to the General Partners until they have received distributions equal to 20% of the sum of any such Excess Limited Partner Distributions, plus distributions made to the General Partners pursuant to this provision

•	Thereafter, 80% to the limited partners on a per-unit basis and 20% to the General Partners

2. INVESTMENTS IN JOINT VENTURE

(a) Basis of Presentation

During the periods presented, the Partnership owned interests in the Joint Venture described in Note 1. The Partnership does not have control over the operations of the Joint Venture; however, it does exercise significant influence. Accordingly, the Partnership’s investment in the Joint Venture is recorded using the equity method of accounting, whereby original investments are recorded at cost and subsequently adjusted for contributions, distributions, and net income (loss) attributable to the Partnership.

(b) Summary of Operations

The following information summarizes the operations of the Joint Venture for the three months and nine months ended September 30, 2003, respectively:

	Total Revenues	Net Loss	Partnership’s Share of Net Loss
	Three Months Ended September 30, 2003	Three Months Ended September 30, 2003	Three Months Ended September 30, 2003
Fund XIII-XIV Associates	$0	$(25)	$(13)

	Total Revenues	Net Loss	Partnership’s Share of Net Loss
	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2003
Fund XIII-XIV Associates	$0	$(25)	$(13)

WELLS REAL ESTATE FUND XIV, L.P.

                                                                       (A Georgia Public Limited Partnership)

3. RECENT ACCOUNTING PRONOUNCEMENTS

Business Combinations / Goodwill and Intangibles

On January 1, 2002, the Partnership adopted Statement of Financial Accounting Standards No. 141 “Business Combinations” (“FAS 141”), and Statement of Financial Accounting Standards No. 142 “Goodwill and Intangibles” (“FAS 142”). These standards govern business combinations, asset acquisitions, and the accounting for acquired intangibles.

Upon the acquisition of real properties, it will be the Partnership’s policy to allocate the purchase price of properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, and the value of in-place leases, based in each case on their fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) will be determined by valuing the property as if it were vacant, and the “as-if-vacant” value will then be allocated to land and building based on management’s determination of the relative fair value of these assets. Management will determine the as-if vacant fair value of a property using methods similar to those used by independent appraisers. The following factors will be considered by management in performing these analyses including an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management will include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand. Management will estimate costs to execute similar leases including leasing commissions and other related costs.

The fair values of above-market and below-market in-place leases will be recorded based on the present value (using an interest rate which will reflect the risks associated with the leases acquired) of the difference between (i) the contractual amounts that will be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values will be amortized as an adjustment to rental income over the remaining terms of the respective leases.

The fair values of in-place leases will include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and will be estimated based on management’s consideration of current market costs to execute a similar lease. These direct costs will be amortized to expense over the remaining terms of the respective leases. The value of opportunity costs will be calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Customer relationships will be valued based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. These lease intangibles will be amortized to rental income over the remaining terms of the respective leases.

Variable Interest Entities

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” which clarifies the application of Accounting Research Bulletin (ARB) No. 51, “Consolidated Financial Statements,” relating to consolidation of certain entities. FIN 46 requires the identification of the Partnership’s participation in variable interest entities (“VIEs”), which are defined as entities with a level of invested equity that is not sufficient to fund future activities

WELLS REAL ESTATE FUND XIV, L.P.

                                                                       (A Georgia Public Limited Partnership)

to permit them to operate on a stand-alone basis, or whose equity holders lack certain characteristics of a controlling financial interest. For entities identified as VIEs, FIN 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns. FIN 46 is effective for all new VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the Partnership has adopted the provisions of FIN 46 commencing on June 15, 2003. FIN 46 also sets forth certain disclosures regarding interests in VIEs that are deemed significant, even if consolidation is not required. As the Joint Venture does not fall under the definition of VIEs provided above, the adoption of FIN 46 has not resulted in the consolidation of any previously unconsolidated entities.

4. RELATED-PARTY TRANSACTIONS

(a) Selling Commissions and Dealer Manager Fees

The Partnership pays selling commissions of up to 7% of aggregate gross offering proceeds to Wells Investment Securities, Inc., an affiliated and registered securities broker-dealer, most of which is re-allowed to other broker-dealers participating in the offering of the Partnership’s limited partnership units (“Participating Dealers”). In addition, Wells Investment Securities, Inc. earns a dealer manager fee of 2.5% of the gross offering proceeds raised, of which up to 1.5% of aggregate gross offering proceeds may be re-allowed to Participating Dealers as marketing fees or to reimburse Participating Dealers for the costs and expenses of representatives of such Participating Dealers of attending educational conferences and seminars. The Partnership had incurred aggregate selling commissions of $578,671 for both the three months and nine months ended September 30, 2003; of these amounts, 7% was re-allowed to Participating Dealers. The Partnership incurred dealer manager fees of $239,866 for both the three months and nine months ended September 30, 2003; of these amounts, $127,582 were re-allowed to Participating Dealers for the three months and nine months ended September 30, 2003.

(b) Offering Expense Reimbursements

The Partnership reimburses Wells Capital for organizational and offering expenses equal to the lesser of actual costs incurred or 3% of the aggregate gross offering proceeds, subject to the overall limitations of the Partnership Agreement. Organizational and offering expenses include such costs as legal and accounting fees, printing costs, and other offering expenses, but do not include sales or underwriting commissions. As of September 30, 2003, the Partnership had incurred aggregate fees of $287,839, which amounted to 3% of the aggregate gross offering proceeds received to date.

(c) Acquisition and Advisory Fees and Acquisition Expense Reimbursements

The Partnership pays Wells Capital for acquisition and advisory services and acquisition expenses equal to 3.5% of the aggregate gross offering proceeds, subject to certain overall limitations contained in the partnership agreement. The Partnership had incurred aggregate fees of $335,813 for the period ended September 30, 2003, which amounted to 3.5% of the aggregate gross offering proceeds received to date.

(d) Management and Leasing Fees

The Partnership has entered into a property management agreement with Wells Management Company, Inc. (“Wells Management”), an affiliate of the General Partners. Accordingly, Wells Management will receive compensation for the management and leasing of the Partnership’s properties owned directly or through joint ventures, equal to the lesser of (a) fees that would be paid to a comparable outside firm or (b) 4.5% of the gross revenues generally paid over the life of the lease; plus, a separate competitive fee for the one-time initial lease-up of newly constructed properties generally paid in conjunction with the receipt of the first month’s rent. In the case of commercial properties which are leased on a long-term net-lease basis (ten or more years), the maximum property management fee from such leases shall be 1% of the gross revenues generally paid over the life of the leases except for a one-time initial leasing fee of 3%

WELLS REAL ESTATE FUND XIV, L.P.

                                                                       (A Georgia Public Limited Partnership)

of the gross revenues on each lease payable over the first five full years of the original lease term. As of September 30, 2003, the Partnership did not own interests in any real properties and, accordingly, had not incurred any property management and leasing fees.

(e) Administration Reimbursements

Wells Capital, one of the General Partners, and its affiliates perform certain administrative services for the Partnership, such as accounting, property management and other partnership administration, and incur the related expenses. Such expenses are allocated among the various Wells Real Estate Funds based on time spent on each fund by individual administrative personnel. The Partnership reimbursed $6,099 to Wells Capital and its affiliates for these services and expenses for the three months and nine months ended September 30, 2003.

(f) Conflicts of Interest

The General Partners of the Partnership are also general partners of other Wells Real Estate Funds. As such, there may exist conflicts of interest where the General Partners in their capacity as general partners of other Wells Real Estate Funds may be in competition with the Partnership in connection with property acquisitions or for tenants in similar geographic markets.

5. SUBSEQUENT EVENTS

Property Acquisition

On October 30, 2003, Fund XIII-XIV Associates acquired the Siemens – Orlando Property, two single-story office buildings containing approximately 82,000 rentable square feet and located within a 34-acre business park in Orlando, Florida, from an unrelated third party for approximately $11,709,000, including acquisition costs of approximately $59,000. Following the acquisition of the Siemens – Orlando Property, the Partnership had contributed approximately $5,855,000 and held an approximate 50% equity interest in the Fund XIII-XIV Associates.

Sale of Limited Partnership Units

From October 1, 2003 through October 31, 2003, the Partnership has raised approximately $1,511,610 through the issuance of approximately 96,656 Cash Preferred Units and 54,505 Tax Preferred Units. As of October 31, 2003, approximately 3,389,374 limited partnership units remain available for sale under the Partnership’s offering.

6. COMMITMENTS AND CONTINGENCIES

On August 26, 2003, Wells Investment Securities, Inc. (“WIS”), the Dealer Manager of the Partnership, and Leo F. Wells, III, the general partner of the Partnership, settled a National Association of Securities Dealers, Inc. (“NASD”) enforcement action against them by entering into a Letter of Acceptance, Waiver and Consent (“AWC”) with the NASD which contained findings by the NASD including that WIS and Mr. Wells had violated certain of its Conduct Rules related to providing non-cash compensation of more than $100 to associated persons of NASD member firms in connection with their attendance at the annual educational conferences sponsored by WIS in 2001 and 2002, and that WIS and Mr. Wells failed to adhere to all the terms of a written undertaking made in March 2001. WIS consented to a censure and Mr. Wells consented to suspension from acting in a principal capacity with a member firm for one year. WIS and Mr. Wells also agreed to the imposition of a joint and several fine in the amount of $150,000. The General Partners do not expect any material impact on the financial position or results of operations of the Partnership as a result of this settlement.

Report of Independent Auditors

Joint Venture Partners

Fund XIII and Fund XIV Associates:

We have audited the accompanying statement of revenues over certain operating expenses of the Siemens Orlando Buildings for the year ended December 31, 2002. This statement is the responsibility of the Siemens Orlando Buildings’ management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues over certain operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues over certain operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenues over certain operating expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 2, and is not intended to be a complete presentation of the Siemens Orlando Buildings’ revenues and expenses.

In our opinion, the statement of revenues over certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of the Siemens Orlando Buildings for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Atlanta, Georgia	/s/ Ernst & Young LLP
October 14, 2003

Siemens Orlando Buildings

Statements of Revenues Over Certain Operating Expenses

For the year ended December 31, 2002

and the nine months ended September 30, 2003 (unaudited)

(in thousands)

	2003	2002
	(Unaudited)
Revenues:
Base rent	$788	$313
Tenant reimbursements	263	82

Total revenues	1,051	395

Expenses:
Real estate taxes	109	22
Grounds maintenance	52	92
Management fees	40	53
Insurance	31	35
Other operating expenses	19	12
Utilities	12	18

Total expenses	263	232

Revenues over certain operating expenses	$788	$163

See accompanying notes.

Siemens Orlando Buildings

Notes to Statements of Revenues Over Certain Operating Expenses

For the year ended December 31, 2002

and the nine months ended September 30, 2003 (unaudited)

1. Description of Real Estate Property Acquired

On October 30, 2003, Fund XIII and Fund XIV Associates (“Fund XIII-XIV”) acquired the Siemens Orlando Buildings, two single-story office buildings containing approximately 82,000 square feet located in Orlando, Florida, from NBS Orlando Quad 14, L.L.C. (“NBS”), an unrelated third-party. Total consideration for the acquisition was approximately $11.7 million. Fund XIII-XIV is a joint venture partnership between Wells Real Estate Fund XIII, L.P. (“Wells Fund XIII”) and Wells Real Estate Fund XIV, L.P. (“Wells Fund XIV”). Wells Fund XIII is a public limited partnership organized on September 15, 1998 under the laws of the state of Georgia. Wells Fund XIV is a public limited partnership organized on October 25, 2002 under the laws of the state of Georgia. The general partners of Wells Fund XIII and Wells Fund XIV are Leo F. Wells, III and Wells Capital, Inc. Wells Fund XIII and Wells Fund XIV were formed to acquire and operate commercial real estate properties, including properties which are either to be developed, are currently under development or construction, are newly constructed, or have operating histories.

2. Basis of Accounting

The accompanying statements of revenues over certain operating expenses are presented in conformity with accounting principles generally accepted in the United States and in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statements exclude certain historical expenses that are not comparable to the proposed future operations of the property such as certain ancillary income, amortization, depreciation, interest and corporate expenses. Therefore, the statements will not be comparable to the statements of operations of the Siemens Orlando Buildings after their acquisition by Fund XIII-XIV.

3. Significant Accounting Policies

Rental Revenues

Rental revenue is recognized on a straight-line basis over the terms of the related leases. The excess of rental income recognized over the amounts due pursuant to lease terms is recorded as straight-line rent receivable. The adjustment to straight-line rent receivable increased revenue by approximately $142,000 for the year ended December 31, 2002, and approximately $114,000 for the nine months ended September 30, 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Siemens Orlando Buildings

Notes to Statements of Revenues Over Certain Operating Expenses (continued)

For the year ended December 31, 2002

and the nine months ended September 30, 2003 (unaudited)

4. Description of Leasing Arrangements

NBS’s interests in all lease agreements were assigned to Fund XIII-XIV upon its acquisition of the Siemens Orlando Buildings. The Siemens Orlando Buildings, which were completed in 2002, are approximately 63% leased to Siemens Shared Services LLP (“Siemens”). The Siemens lease commenced in 2002 and expires in 2009. The remaining office space is leased to tenants under leases with terms that vary in length. Certain leases contain reimbursement clauses and renewal options.

5. Future Minimum Rental Commitments

Future minimum rental commitments for the years ended December 31 are as follows (in thousands):

2003	$937
2004	1,119
2005	1,150
2006	1,173
2007	1,080
Thereafter	2,472

$7,931

Three tenants, Siemens, Best Buy Stores, L.P. (“Best Buy”), and Cape Canaveral Tour & Travel, Inc. (“Cape Canaveral”) contributed approximately 57%, 32%, and 11%, respectively, of rental income for the year ended December 31, 2002. Siemens, Cape Canaveral and Best Buy contributed approximately 68%, 13%, and 10%, respectively, of rental income for the nine months ended September 30, 2003. Subsequent to December 31, 2002, Siemens and Rinker Materials of Florida, Inc. will contribute approximately 62% and 24%, respectively, of the future minimum rental income of those leases in place as of that date.

6. Interim Unaudited Financial Information

The statement of revenues over certain operating expenses for the nine months ended September 30, 2003 is unaudited; however, in the opinion of management, all adjustments (consisting solely of normal, recurring adjustments) necessary for the fair presentation of the financial statement for the interim period have been included. The results of the interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

WELLS REAL ESTATE FUND XIV, L.P.

(A Georgia Public Limited Partnership)

SUMMARY OF UNAUDITED PRO FORMA FINANCIAL STATEMENTS

This pro forma information should be read in conjunction with the financial statements and notes of Wells Real Estate Fund XIV, L.P. (“Wells Fund XIV”) included in its quarterly report on Form 10-Q for the period ended September 30, 2003. Wells Fund XIV commenced operations on May 14, 2003. Therefore, no pro forma information will be presented for Wells Fund XIV for the periods prior to the commencement of operations.

The following unaudited pro forma balance sheet as of September 30, 2003, has been prepared to give effect to the fourth quarter 2003 acquisition of the Siemens Orlando Building by Fund XIII and XIV Associates (“Fund XIII-XIV”), a joint venture partnership between Wells Real Estate Fund XIII, L.P. (“Wells Fund XIII”) and Wells Fund XIV, as if the acquisition occurred on September 30, 2003. Wells Fund XIV’s contribution to the purchase of the Siemens Orlando Building equaled 50%. As a result of its contribution, which was used to partially fund the acquisition of the Siemens Orlando Building, Wells Fund XIV holds an approximate 50% interest in Fund XIII-XIV.

The following unaudited pro forma statement of income for the period from the commencement of operations through September 30, 2003, has been prepared to give effect to the acquisition of the Siemens Orlando Building as if the acquisition occurred on May 14, 2003.

These unaudited pro forma financial statements are prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the acquisition of the Siemens Orlando Building been consummated as of May 14, 2003. In addition, the pro forma balance sheet includes allocations of the purchase price for the acquisition based upon preliminary estimates of the fair value of the assets and liabilities acquired. Therefore, these allocations may be adjusted in the future upon finalization of these preliminary estimates.

WELLS REAL ESTATE FUND XIV, L.P.

PRO FORMA BALANCE SHEET

SEPTEMBER 30, 2003

(Unaudited)

	Pro Forma Adjustments
	Wells Real Estate Fund XIV, L.P. (a)	Other		Siemens Orlando		Pro Forma Total
ASSETS:
Cash and cash equivalents	$8,363,918	$1,322,659	(b)	$(5,854,563	)(d)	$3,779,108
		(52,906	)(c)
Deferred Project Costs	335,813	52,906	(c)	(243,940	) (e)	144,779
Investment in Joint Venture	87	0		6,098,503	(f)	6,098,590

Total assets	$8,699,818	$1,322,659		$0		$10,022,477

LIABILITIES AND PARTNERS’ CAPITAL
Liabilities:
Due to Affiliates	$204,731	$0		$0		$204,731
Commissions payable	101,475	0		0		101,475
Accounts Payable	2,722	0		0		2,722

Total liabilities	308,928	0		0		308,928

Partners’ capital:
Limited partners:
Cash Preferred – 476,524 units outstanding as of Sept. 30, 2003	4,169,584	845,737	(b)	0		5,015,321
Tax Preferred – 482,941 units outstanding as of Sept. 30, 2003	4,220,894	476,922	(b)	0		4,697,816
General Partners	412	0		0		412

Total Partner’s Capital	8,390,890	1,322,659		0		9,713,549

Total Liabilities and Partners’ Capital	$8,699,818	$1,322,659		$0		$10,022,477

(a)	Historical financial information derived from Wells Real Estate Fund XIV, L.P.’s quarterly report filed on Form 10-Q.
(b)	Reflects capital raised through issuance of additional partnership units subsequent to September 30, 2003 through Siemens Orlando acquisition date.
(c)	Reflects deferred project costs capitalized as a result of additional capital raised described in note (b) above.
(d)	Reflects Wells Real Estate Fund XIV, L.P.’s proportionate share of the cost to acquire the Siemens Orlando Building.
(e)	Reflects deferred project costs applied to Fund XIII-XIV at approximately 4.1667% of purchase price.
(f)	Reflects Wells Real Estate Fund XIV, L.P.’s contribution to Fund XIII-XIV, which represents a 50% interest.

The accompanying notes are an integral part of this statement.

WELLS REAL ESTATE FUND XIV, L.P.

PRO FORMA STATEMENT OF INCOME (LOSS)

FOR THE PERIOD FROM MAY 14, 2003 THROUGH SEPTEMBER 30, 2003

(Unaudited)

		Pro Forma Adjustments
	Wells Real Estate Fund XIV, L.P. (a)	Siemens Orlando	Pro Forma Total
REVENUES:
Interest Income	$3,328	$0	$3,328
Equity in income of joint ventures	(13)	28,429 (b)	28,416

	3,315	28,429	31,744

EXPENSES:
Partnership administration	6,126	0	6,126
Legal and Accounting	2,078	0	2,078

	8,204	0	8,204

NET INCOME (LOSS)	$(4,889)	$28,429	$23,540

NET INCOME ALLOCATED TO CASH PREFERRED LIMITED PARTNERS	$0	$199,139	$199,139

NET LOSS ALLOCATED TO TAX PREFERRED LIMITED PARTNERS	$(4,840)	$(170,298)	$(175,138)

NET LOSS ALLOCATED TO GENERAL PARTNERS	$(49)	$(412)	$(461)

NET INCOME PER WEIGHTED AVERAGE CASH PREFERRED LIMITED PARTNER UNIT	$0.00		$0.35

NET LOSS PER WEIGHTED AVERAGE TAX PREFERRED LIMITED PARTNER UNIT	$(0.02)		$(0.33)

CASH DISTRIBUTIONS PER CASH PREFERRED LIMITED PARTNER UNIT	$0.00		$0.00

WEIGHTED AVERAGE LIMITED PARTNER UNITS OUTSTANDING:

CASH PREFERRED LIMITED PARTNER UNITS	79,994 (c)		573,180 (c)

TAX PREFERRED LIMITED PARTNER UNITS	225,879 (c)		537,446 (c)

(a)	Historical financial information derived from Wells Real Estate Fund XIV, L.P.’s quarterly report filed on Form 10-Q.
(b)	Reflects Wells Real Estate Fund XIV, L.P.’s equity in income of Fund XIII-XIV after giving effect to the acquisition of the Siemens Orlando Building. The pro forma adjustment results from rental revenues less operating expenses, management fees and depreciation.
(c)	Reflects weighted average limited partner units outstanding as a result of additional capital raised through Siemens Orlando Buildings acquisition.

The accompanying notes are an integral part of this statement.